                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                 SCHEDULE 13D

                   Under the Securities Exchange Act of 1934

                              BUFFTON CORPORATION
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                               (Name of Issuer)

                                 COMMON STOCK
--------------------------------------------------------------------------------
                        (Title of Class of Securities)

                                   119885200
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                                (CUSIP Number)

                               Robert H. McLean
                               226 Bailey Avenue
                                   Suite 101
                            Fort Worth, Texas 76107
                                (817) 332-4761
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                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)

                                August 7, 1995
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            (Date of Event which Requires Filing of this Statement)

          If the filing person has previously filed a statement on
          Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of
          Rule 13d-1(b)(3) or (4), check the following box      .
                                                           -----

          Check the following box if a fee is being paid with the
          statement   X  .
                    -----

                                 Page 1 of 18
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CUSIP NO. 119885 20 0


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1.        Names of Reporting persons:

          Robert H. McLean - SS No. ###-##-####

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2.        Check the Appropriate Box if a Member of a Group

                              (a) ______
                              (b) ______

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3.        SEC Use Only


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4.        Source of Funds

                              PF

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5.        Check Box if Disclosure of Legal Proceedings is Required Pursuant to
          Items 2(d) or 2(e)

                              ______

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6.        Citizenship of Place of Organization

          Mr. McLean is a citizen of the United States of America.

--------------------------------------------------------------------------------
               7.
Number of
Shares
Owned By                      304,831
Each
Reporting
Person

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               8.   Shared Voting Power

                              -0-

               -----------------------------------------------------------------
Number of      9.   Sole Dispositive Power
Shares
Owned
By Each                       304,831
Reporting
Person         -----------------------------------------------------------------
               10.  Shared Dispositive Power

                              -0-

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CUSIP NO. 119885 20 0


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11.       Aggregate Amount Beneficially owned by Reporting Persons

               50,000           Actual Ownership
              250,000           Stock Options
                4,831           ESOP Shares
              -------
              304,831

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12.       Check Box if the Aggregate Amount of (11) Excludes   X   Certain
                                                             -----
          Shares

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13.       Percent of Class Represented by Amount of Row (11)

              5.22%, based on the 5,585,378 Shares currently outstanding, plus 250,000 Shares represented by options currently exercisable by Mr. McLean, but excluding 200,000 Shares represented by options currently exercisable by others, excluding 80,000 Shares represented by options not yet exercisable by others, and excluding 100,000 Shares of Stock authorized for issuance on August 2, 1995, as Stock bonuses, which will be issued when approved for listing on the American Stock Exchange, 50,000 Shares of which are to be issued to Mr. McLean.

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14.       Type of Report Person

                                      IN


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CUSIP No. 119885200


                          STATEMENT FOR SCHEDULE 13D
                          --------------------------

Item 1. Security and Issuer.

     The class of equity securities to which this Statement related is the common stock, $.05 par value, of Buffton corporation, a Delaware Corporation (the "Issuer"), whose principal executive office is located at 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.

Item 2. Identity and Background.

     (a) The reporting person is Robert H. McLean

     (b) Mr. McLean's business address is 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107

     (c) Mr. McLean is employed as Chairman of the Board, President and Chief Executive Officer of Issuer. The Issuer's address is 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107.

     (d) Mr. McLean, has not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

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CUSIP No. 119885200


     (e) Mr. McLean has not, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction, which proceeding resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     (f) Mr. McLean is a citizen of the United States of America.


Item 3. Source and Amount of Funds or Other Consideration.

     Mr. McLean acquired 50,000 shares of Issuer's Common Stock from the Issuer as a restricted stock bonus for services rendered to Issuer. At the time of such grant, the market price for a share of Issuer's Common Stock was approximately $1.50 per share. 4,831 shares of Issuer's Common Stock beneficially owned by Mr. McLean are shares owned by Issuer's Employee Stock Ownership Plan, which have been allocated to, and are voted by, Mr. McLean. The remaining 250,000 shares of Issuer's Common Stock beneficially owned by Mr. McLean are stock options issued in February, 1995 under Issuer's Equity Participation Plan, and which became exercisable on August 7, 1995.

CUSIP No. 119885200


Item 4. Purpose of Transaction.

     The acquisitions of the securities of Issuer by Mr. McLean are for investment purposes.

     (a) Although Mr. McLean has no specific plan or proposal to acquire any additional securities of Issuer (except for 50,000 shares of Issuer's common stock represented by Stock Options granted Mr. McLean on August 2, 1995 pursuant to Issuer's Equity Participation Plan, which become exercisable on February 3, 1996 and 50,000 shares granted as a restricted stock bonus on August 2, 1995), or dispose of any securities of issuer, he may acquire additional securities of issuer, or dispose of additional securities of issuer, depending upon then existing market conditions and usual and customary investment considerations and decisions.

     (b)-(j) Mr. McLean is not considering any plans or proposal which would relate to or result in any of the matters set forth in subparagraphs (b) through (j) of Item 4 of Schedule 13D.


Item 5. Interest in Securities of the Issuer.

     (a) Mr. McLean beneficially owns a total of 304,831 shares of the Common Stock of issuer, or approximately 5.22% of all issued and outstanding shares of common stock. This figure

CUSIP No. 119885200


includes 50,000 shares actually issued to Mr. McLean in his name, 250,000 shares represented by stock options granted Mr. McLean under Issuer's Equity Participation Plan which became exercisable on August 7, 1995, and 4,831 shares owned by Issuer's Employee Stock Option Plan, which have been allocated to and are voted by Mr. McLean. This figure does not include 50,000 shares authorized for issuance to Mr. McLean on August 2, 1995 as a restricted stock bonus, nor 50,000 shares represented by options granted Mr. McLean on August 2, 1995.

     (b) Mr. McLean has the sole power to vote or to direct the vote of 304,831 shares of Issuer Common Stock and the sole power to dispose or direct the disposition of 304,831 shares of Issuer common stock.

     (c) During the past 60 days, Mr. McLean was granted 50,000 shares of the Common Stock of Issuer on August 2, 1995 as a restricted stock bonus from Issuer which have yet to be issued, and on such date Issuer's Common Stock had a market value of approximately $1.50 per share. On August 7, 1995, options covering 250,000 of Issuer's Common Stock, at an exercise price of $1.50 per share, became fully exercisable. Mr. McLean has not exercised any of such options as of the date hereof.

CUSIP No. 119885200


     (d) None.

     (e) Not applicable.


Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     As set forth above, Mr. McLean currently possesses the right to purchase up to an additional 250,000 shares of the Issuer's common stock at an exercise price of $1.50 per share.


Item 7. Material to be Filed as Exhibits.

     (a) Exhibit "1" - Amended and Restated Non-Qualified Option Agreement dated May 3, 1995, and amended as of August 2, 1995.


                                  SIGNATURES
                                  ----------

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: August 16, 1995
              --


                                       /s/ Robert H. McLean
                                       -----------------------------------------
                                       ROBERT H. McLEAN

                                  Exhibit "1"


                             AMENDED AND RESTATED
                     NON-QUALIFIED STOCK OPTION AGREEMENT

      This Option Agreement (the "Agreement") and amended as of August 2, 1995, made and effective as of the 3rd day of February, 1995, and amended as of August 2, 1995, between BUFFTON CORPORATION, a Delaware corporation (the
"Corporation"), and ROBERT H. McLEAN, an employee of the Corporation or one or more of its Subsidiaries (the "Employee").

     WHEREAS, pursuant to the Buffton Corporation Amended Equity Participation Plan, dated September 19, 1989 (the "Plan"), the Corporation desires to afford Employee the opportunity to purchase shares of Corporation's $.05 par value common stock, as a reward for past performance as a key employee of the Corporation, and as an incentive for future performance.

     NOW, WHEREFORE, in consideration of the mutual covenants hereinafter set forth and for other good and valuable consideration, the parties hereto agree as follows:

     1. Grant of Option. The Corporation hereby grants to the Employee the right
        ----------------
and option (the "Option") to purchase an aggregate of 250,000 shares of Corporation's $.05 par value common stock (the "Shares"), such Shares being subject to adjustment as provided in paragraph 6 hereof, and on the terms and conditions herein set forth.

     2. Purchase Price. The purchase price of the Shares covered by the Option
        ---------------
shall be $1.50 per Share.

     3. Term of Option. The term of the Option shall be for a period of five (5)
        ---------------
years from the date hereof.

     4. Exercise of Option. This Option may not be exercised prior to August 7,
        -------------------
1995. From and after August 7, 1995, all of the Options shall be fully exercisable, in whole or in part, for the remaining term of the Option. The Option granted herein shall be exercisable only by the Employee, the Administrator or Executor of the Estate of the Employee, the heirs of the Employee taking title to the Option pursuant to the Employee's Will or the laws of descent and distribution, a court appointed guardian of the Employee, or by power of attorney duly appointed by the Employee.

     5. Transferability of Option. This Option may be transferred by Employee by
        --------------------------
Will or by the laws of descent and distribution, but not otherwise. Upon such presentation for transfer, the Company shall promptly execute and deliver a new Option Agreement or Option in the form hereof in the name of assignee or assignees and in the denominations specified in such instructions. The Company shall pay all expenses incurred by it in connection with the preparation, issuance and delivery of Options under this Paragraph.

     6. Anti-Dilution Provisions.
        -------------------------

     (a) In case at any time or from time to time after the date of this Option, the holders of common stock of the Company shall have received or shall have become legally entitled to receive,

          (i) other or additional stock or other securities or property (other than cash) by way of a dividend or other distribution, or

          (ii) other or additional (or less) stock or other securities or property (including cash) by way of stock-split, spin-off, split-up, reclassification, combination or shares or similar corporate rearrangements, then and in each such case the holder of this Option, upon the exercise hereof as provided herein, shall be entitled to receive, in lieu of (or in addition to, as the case may be) the Shares theretofore receivable upon the exercise of this Option, the amount of stock and other securities and property (including cash in the case referred to in clause (ii) above) which such holder would have held on the date of such exercise of on the date such dividend, distribution, corporate rearrangement or such other event as described in clause (ii) above such holder had been the holder of record of the number of Shares receivable upon the exercise of this Option and had thereafter, during the period from the date thereof to and including the date of such exercise, obtained such Shares and all other or additional (or less) stock and other securities and property (including cash in the case referred to in clause (ii) above) receivable by him as aforesaid during such period, giving effect to all adjustments called for during such period by the following subparagraph.

     (b) In case of any reorganization of the Company (or any other corporation the stock or other securities of which are at the time receivable on the exercise of this Option) after the date hereof, or in case, after such date, the Company (or any such other corporation) shall consolidate, amalgamate or merge with or into or enter into a mandatory share exchange with another entity, then and in each such case the holder of this Option, upon the exercise hereof as provided herein at any time after the consummation of such reorganization, consolidation, amalgamation, merger, mandatory share exchange, or conveyance, shall be entitled to receive, and any third parties participating in such transaction shall acknowledge in writing that the holder is entitled to receive, in lieu of the Shares, stock or other securities and property receivable upon the exercise of this Option prior to such consummation, the stock or other securities or property to which such holder would have been entitled upon such consummation if such holder had exercised this Option immediately prior thereto, all subject to further adjustment as provided in the preceding subparagraph (a).

     (c) So long as this Option shall be outstanding and unexercised, if the Company shall enter into any transactions referred to in this Section 6, which effects a change in the securities or other property to which the holder is entitled upon exercise of this Option, then, in any such case, the Company shall cause to be sent to the holder a brief statement of the event giving rise to such effect, and a description thereof, together with advance notice of the record date relevant to any such transaction.

     7. Right to Exchange Options. Employee shall have the right at any time to
        --------------------------
exchange all or any portion of the options granted hereby, for options in each of the Company's subsidiaries. Such exchanged options shall have mutual covenants and terms of agreement substantially similar to those set forth herein, and the number of options granted in exchange for the options covered hereby, and the exercise price therefor, shall be substantially equivalent in number, percentage of ownership and price (as it relates to book value of each subsidiary) as the options for which same are exchanged. Should Company and Employee be unable to agree as to the number, percentage of ownership and price (as it relates to book value of each subsidiary) or any other provisions, the determination of such matters shall be made by an independent investment banker selected by random drawing from a pool of six investment bankers, three of which having been selected by the Company and three of which having been selected by Employee.

     8. Rights as a Shareholder. The Employee or Employee's permitted transferee
        ------------------------
shall have no rights as a stockholder with respect to any Shares covered by the Option until the date of issuance of a stock certificate for such Shares. No adjustments, other than as provided in paragraph 6 above, shall be made for dividends (ordinary or extraordinary, whether in cash, securities, or other property) or distributions for which the record date is prior to the date such stock certificate is issued.

     9. Registration; Governmental Approval. (a) The Option granted herein is
        ------------------------------------
subject to the requirement that, if at any time the listing, registration, or qualification of Shares issuable upon exercise of the Option is required by any securities exchange or under any state or federal law, or the consent or approval of any governmental regulatory body is necessary as a condition of, or in connection with the issuance of any Shares, no Shares shall be issued in whole or in part, unless such listing, registration, qualification, consent or approval has been obtained. The Corporation agrees, at its own expense, to take all action necessary to obtain such listing, registration, qualification, consent or approval so the Corporation can perform its contractual obligation to issue the Shares covered by this Option.

     (b) Unless otherwise covered by an effective Registration Statement, the Company shall, at its own expense, prepare and file registration statements on Form S-3 covering shares purchased by Employee hereunder, upon written request by Employee.

     10. Method of Exercising Option. Subject to the terms and conditions of
         ----------------------------
this Agreement, the Option may be exercised by written notice delivered in person or by first class mail to the Corporation at its offices presently located at 226 Bailey Avenue, Suite 101, Fort Worth, Texas 76107. Such notice shall state the election to exercise the Option and the number of Shares in respect of which it is being exercised, and shall be signed by the person or persons so exercising the Option. Such notice shall be accompanied by payment of the full purchase price of such Shares, in which event the Corporation shall deliver a certificate representing such Shares as soon as practicable after the notice shall be received.

     Payment of such purchase price shall, in either case, be made in (i) cash,
(ii) cashier's, certified or personal check payable to the order of the Corporation, or (iii) in whole shares of the Corporation's common stock previously acquired by Employee and evidenced by negotiable certificates valued at their fair market value on the date of exercise. The certificate or certificates for the Shares as to which the Option shall have been so exercised shall be registered in the name of the person or persons so exercising the Option; or if the Option shall be exercised by the Employee, and if the Employee shall so request in the notice exercising the Option, such Option shall be registered in the name of the Employee and another person, as joining tenants with right of survivorship, and shall be delivered as provided above to or upon the written order of the person or persons other than the Employee, such notice shall be accompanied by appropriate proof satisfactory to the Corporation of the right of such person or persons to exercise the Option. All shares that shall be purchased upon the exercise of the Option as provided herein shall be fully paid and non-assessable. Upon the exercise of less than all of the Options hereunder, the Company shall promptly execute and deliver a new Option Agreement in the form hereof covering the balance of unexercised Options. The Company shall pay all expenses incurred by it in connection with the preparation, issuance and delivery of such new Option Agreements.

     The Company hereby agrees to loan Employee such amount of money as is needed by Employee to pay the purchase price for such shares. Such loan shall be evidenced by a promissory note, payable in full twelve (12) months from date of execution, bearing interest at the rate of 8% per annum, and secured by the shares of stock purchased with the proceeds of the loan or other collateral acceptable to Company.

     11. Non-Qualified Options. The Options granted hereunder are not part of or
         ----------------------
authorized pursuant to any plan or arrangement which is qualified or created incident to any provision of the Internal Revenue Code of 1986, as amended.

     12. Subsidiary. As used herein, the term "Subsidiary" shall mean any
         -----------
present or future corporation in which the Corporation shall own 50% or more of its accrued voting stock.

     13. Binding Effect. This Agreement shall be binding upon and inure to the
         ---------------
benefit of the respective heirs, executors, administrators and successors of the parties hereto.

     14. Governing Law. This Agreement shall be construed and interpreted in
         --------------
accordance with the laws of the State of Delaware.

     15. Headings. Headings are for the convenience of the parties are not
         ---------
deemed to be part of this Agreement.

     16. Plan. The terms and provisions of the Plan are incorporated herein by
         -----
reference and the Options granted hereunder are subject to the terms and provisions of the Plan. In the event of a conflict or inconsistency between discretionary terms and provisions of the Plan and this Agreement, this Agreement shall govern and control. In all other instances of conflicts or inconsistencies and omissions, the terms and provisions of the Plan shall govern and control.

     17. Amended and Restated Agreement. This agreement amends and restates the Non-Qualified Option Agreement between Company and Employee dated May 3, 1995, and supersedes such agreement in all respects.


     EXECUTED the day and year first written above.


EMPLOYER:                              BUFFTON CORPORATION:



                                       By: /s/ Robert H. McLean
                                       -----------------------------------------
                                       Chairman of the Board and President

EMPLOYEE:



                                       By: /s/ Robert H. McLean
                                       -----------------------------------------
                                       ROBERT H. McLEAN, Individually